Filed pursuant to Rule 424(b)(3)

File No. 333-123815

Prospectus Supplement No. 8
(To Prospectus dated May 3, 2005)

VISTULA COMMUNICATIONS SERVICES, INC.

34,197,488 shares of common stock

This prospectus supplement supplements the Prospectus dated May 3, 2005, as previously supplemented, relating to the resale of 34,197,488 shares of our common stock.  This prospectus supplement should be read in conjunction with the Prospectus.

Recent Developments

On October 7, 2005, we entered into Warrant Exercise Agreements with certain holders of warrants issued in our private placement that closed on February 18 and March 4, 2005 (the “Private Placement”).  Under these agreements, we agreed to issue new common stock purchase warrants (“New Warrants”) in the event of the warrant holders’ exercise on or before October 31, 2005 of their outstanding warrants.  The New Warrants were to be exercisable for a number of shares equal to the number of shares they purchased upon such exercise of the outstanding warrants.  In accordance with the terms of the Securities Purchase Agreement entered into in connection with the Private Placement, we offered to enter into a Warrant Exercise Agreement with each of the holders of warrants issued in connection with the Private Placement.

At the close of business on October 31, 2005, holders of warrants issued in the Private Placement had exercised those warrants with respect to a total of 3,190,499 shares of our common stock, and we had received gross cash proceeds of $3,190,499.  In accordance with the warrant exercise agreements, we are issuing to these holders New Warrants to purchase up to an aggregate 3,190,499 shares of our common stock at an exercise price of $1.50 per share.  We are required to pay a placement fee in connection with this private placement consisting of  $159,525 cash and a warrant to purchase up to 159,525 shares of common stock, which warrant will be on substantially the same terms as the New Warrants.  We have agreed to register for resale under the Securities Act of 1933, as amended, the shares underlying the New Warrants pursuant to a Registration Rights Agreement dated as of October 3, 2005.  The issuance of the New Warrants and the warrant to the placement agent is exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 4 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 4, 2005